Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transactions, the Company has filed a proxy statement/prospectus as part of a registration statement on Form S-4 on March 2, 2006 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) because it contains important information about the Company, Starwood Hotels & Resorts and the proposed transaction. The definitive proxy statement/prospectus was first mailed to stockholders of Host Marriott Corporation on or about March 6, 2006 seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. A supplement to the proxy statement/prospectus was sent to stockholders of the Company on or about March 27, 2006. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (and all amendments and supplements to it) and other documents filed by the Company with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus (and all amendments and supplements to it) and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) and other relevant material before making any voting or investment decisions with respect to the proposed transactions.

The Company and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transaction. Information about the Company and its directors and executive officers, and their ownership of securities in the Company, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Non-GAAP Financial Measures

This filing contains non-GAAP financial measures within the meaning of the rules of the SEC. Information about these measures is included in Host Marriott Corporation’s 2005 earnings press release, dated February 23, 2006, which is available on Host Marriott Corporation’s web site at www.hostmarriott.com.

Host Marriott Corporation

6903 Rockledge Drive

Suite 1500

Bethesda, MD 20817

Contact:	Kevin J. Jacobs
Vice President
240-744-5212

Gregory J. Larson
Senior Vice President
240-744-5120

HOST MARRIOTT CORPORATION ANNOUNCES UPDATES TO ITS PROPOSED ACQUISITION OF HOTELS FROM STARWOOD HOTELS & RESORTS AND THE FORMATION OF A EUROPEAN JOINT VENTURE

BETHESDA, MD; March 28, 2006 – Host Marriott Corporation (NYSE:HMT) today announced that it has signed an amendment to the merger agreement between the Company and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) and that it has formed a joint venture with two partners that will own the six hotels included in the proposed acquisition that are located in Europe.

Changes to the merger agreement in the amendment include, but are not limited to, the following:

•	The three hotels located in Canada will not be included in the transaction because Starwood was unable to obtain a necessary tax ruling. As a result of the exclusion of the Canadian hotels, the overall purchase price for the transaction has been reduced by approximately $276 million to approximately $3.76 billion. The adjustment will be made to the cash portion of the transaction consideration.

•	$600 million of senior notes issued by Sheraton Holding Corporation will not be assumed as part of the transaction (including $150 million of senior notes previously excluded from the transaction), which reduces the amount of debt the Company will be assuming in accordance with the transaction to approximately $104 million.

•	The closing of five of the hotels included in the transaction located in Europe will be deferred as a result of certain notice requirements and will not be included in the initial closing of the transaction. The acquisition of four of the hotels is expected to occur by May 3, 2006 and the acquisition of the fifth hotel, The Westin Europa & Regina in Venice, Italy, is expected to occur no later than June 15, 2006.

On March 24, 2006, the Company entered into a joint venture in the Netherlands with Stichting Pensioenfonds ABP, the Dutch pension fund (“ABP”) and Jasmine Hotels Pte Ltd, a subsidiary of GIC Real Estate Pte Ltd (“GIC RE”), the real estate investment company of the Government of Singapore Investment Corporation Pte Ltd. The joint venture will acquire the five deferred-closing hotels directly from Starwood, and the Sheraton Warsaw Hotel & Towers will be contributed to the joint venture by the Company as a substantial portion of its equity investment in the joint venture. The total consideration for the six hotels will be approximately $621 million. The Company will be a limited partner in the joint venture and also will serve as the general partner of the venture, and potentially will earn a promote based on achieving certain return thresholds for the limited partners. An affiliate of the Company will serve as the asset manager of the joint venture’s hotels and will earn fees for its services. The percentage interests of the parties in the joint venture will be 19.9% for ABP, 48% for GIC RE and 32.1% for the Company, including both its general and limited partner interests.

For a more detailed description of the changes to the planned Starwood acquisition and the joint venture, please refer to the supplement to proxy statement/prospectus dated March 2, 2006 filed by the Company with the Securities and Exchange Commission on March 27, 2006. The proxy statement/prospectus will be mailed to shareholders on or about March 27, 2006. The special meeting of the Company’s stockholders still will take place on April 5, 2006, and the initial closing of the transaction is scheduled to occur on April 10, 2006.

As a result of the exclusion of the three Canadian hotels from the transaction, the Company’s estimated full year 2006 Adjusted Earnings before Interest Expense, Taxes,

Depreciation and Amortization (Adjusted EBITDA) will be reduced by approximately $20 million (the EBITDA reduction equals a GAAP net income reduction of approximately $11 million plus depreciation expense of approximately $9 million). Additionally, the Company’s first quarter 2006 net income guidance assumed the sale of the Swissôtel The Drake, New York would close near the end of the first quarter. The Company now expects the sale, which will result in a gain of approximately $235 million, to occur early in the second quarter. The Company does not believe there will be any other changes to the Company’s previously-released earnings guidance.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transactions, the Company has filed a proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the Company, Starwood Hotels & Resorts and the proposed transaction. A definitive proxy statement/prospectus was sent to stockholders of the Company on or about March 27, 2006, seeking their approval of the issuance of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the Company with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.

The Company and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transaction. Information about the Company and its directors and executive officers, and their ownership of securities in the Company, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Host Marriott

Host Marriott Corporation is a Fortune 500 lodging real estate company that currently owns or holds controlling interests in 103 upper-upscale and luxury hotel properties primarily operated under premium brands, such as Marriott®, Ritz-Carlton®, Hyatt®, Four Seasons®, Fairmont®, Hilton® and Westin® (*). For further information, please visit the Company’s website at www.hostmarriott.com.

This press release contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a Real Estate Investment Trust for federal income tax purposes and other risks and uncertainties associated with our business described in the Company’s filings with the Securities and Exchange Commission. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of it, will be completed. These closing conditions include, but are not limited to: the Company receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information in this release is as of March 28, 2006, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

(*)	This press release contains registered trademarks that are the exclusive property of their respective owners. None of the owners of these trademarks has any responsibility or liability for any information contained in this press release.

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